

October 30, 2009

via U.S. mail and facsimile

Mr. Alexander Dannikov, President, Chief Executive Officer and Chief Financial Officer
Bosco Holdings, Inc.
26 Utkina Street, Suite 10
Irkutsk, Russia 664007

>   **RE: Bosco Holdings, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed July 15, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 333-144509**

Dear Mr. Dannikov:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2009

Item 8. Financial Statements and Supplementary Data, page 13

1. We refer to the letter dated August 31, 2009, in which we asked you to address your re-audit requirements no later than September 11, 2009, due to the deregistration of Moore & Associates. Please advise.

2. Notwithstanding the comment above, we note the Moore & Associates audit report opined on the "period from inception on December 13, 2006 to March 31, 2008", as well as for the year ended March 31, 2009 and from inception on December 13, 2006 through March 31, 2009. However, the periods presented in the accompanying financial statements include the year ended March 31, 2009, the year ended March 31, 2008, and

inception on December 13, 2006 through March 31, 2009. Please amend your Form 10-K to provide a revised audit report that includes the year ended March 31, 2008, in its scope. Refer to Rule 8-02 of Regulation S-X.

Item 9A(T). Controls and Procedures, page 24

3. In the second paragraph of disclosure under the heading "Evaluation of Disclosure Controls and Procedures," you discuss how a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are met. In your amended report, please revise your disclosure to clarify whether your disclosure controls and procedures were effective or ineffective at this reasonable assurance level. Also, please expand the disclosure to explain specifically why the disclosure controls and procedures were not effective, including all relevant details. This may include referring to the material weaknesses discussed in your report on internal control over financial reporting.

4. We note the two material weaknesses discussed on pages 24-25. Please tell us the amounts involved, if any. As applicable, provide us with a schedule of adjustments recorded in connection with each material weakness. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.

Form 10-Q for the period ended June 30, 2009

Item IV. Controls and Procedurs, page 17

5. In the first paragraph on page 18, you conclude that your "disclosure controls and procedures were not effective as of June 30, 2009 to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." However, in the last sentence of the second paragraph on the same page, you state that your chief executive officer/chief financial officer concluded that as of the end of the period covered by this report, your "disclosure controls and procedures were effective and were operating at the reasonable assurance level." Please explain this inconsistency and amend your filing to provide a single clear conclusion pursuant to Item 307 of Regulation S-K.

If your principal officers have concluded your disclosure controls and procedures were effective at the reasonable assurance level, please explain to us how this is possible, given the material weaknesses in internal control over financial reporting identified in your 10-K and your disclosure that there was no change in your internal control over financial reporting during the quarter. If your principal officers have concluded disclosure controls and procedures were ineffective, please provide a discussion of the material weaknesses, with the relevant material details. Refer to Rule 8-02.

* * * *

Please respond to these comments by filing an amendment to your filings and providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filings. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses. To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filings, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief